

April 11, 2013

<u>Via E-mail</u>
Joshua Kornberg
Chief Executive Officer
BioDrain Medical, Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

> **Re: BioDrain Medical, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 3 Filed February 8, 2013**
> **Response Dated March 27, 2013**
> **File No. 333-179145**

Dear Mr. Kornberg:

We have reviewed your letter dated March 27, 2013 and have the following comments. Please respond to this letter by amending your registration statement. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We are unable to provide you with comfort regarding the completeness or accuracy of your analyses or conclusions that you provided in response to our comments, including your response to prior comments 3 and 4. If you elect to seek acceleration of the effective date of this registration statement after you address the other comment in this letter, we remind you of the acknowledgements that you must provide with the acceleration request as indicated at the end of this letter.

2. We will continue to evaluate your responses to prior comments 1-2 and 5 when you amend your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Joshua Kornberg
BioDrain Medical, Inc.
April 11, 2013
Page 2

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Martin Rosenbaum, Esq.